AMENDED AND RESTATED LIMITED LIABILITY COMPANY AGREEMENT
OF
JWP LLC

THIS AMENDED AND RESTATED LIMITED LIABILITY COMPANY AGREEMENT (this “Agreement”) of JWP LLC (the “Company”) is made and entered into as of this 31st day of August, 2009, by and among JLL Partners Fund V, L.P., a limited partnership organized under the laws of the State of Delaware (“JLL Fund V” and, collectively with any Affiliate or Affiliates (as hereinafter defined) of JLL Fund V to which JLL Fund V Transfers Interests (as hereinafter defined) pursuant to Section 8.1 hereof, the “JLL Members”), Warburg Pincus Private Equity IX, L.P., a limited partnership organized under the laws of the State of Delaware (“WP” and, collectively with any Affiliate or Affiliates of WP to which WP Transfers Interests pursuant to Section 8.1 hereof, the “WP Members”), and each individual or business entity subsequently admitted as a member of the Company pursuant to the terms of this Agreement.  JLL Fund V, WP and any Affiliates of JLL Fund V or WP to which Interests are Transferred and who are subsequently admitted as members of the Company and bound by this Agreement shall be known as and referred to collectively as “Members” and individually as a “Member.”

RECITALS

WHEREAS, JLL Fund V formed the Company on August 24, 2009, by filing with the Secretary of State of the State of Delaware a certificate of formation and in connection therewith entered into a limited liability company agreement dated as of August 24, 2009 (the “Initial Operating Agreement”); and

WHEREAS, the Members desire to amend and restate the Initial Operating Agreement in its entirety to read as set forth herein; and

WHEREAS, the Members have determined to hold Interests in the Company in accordance with the terms of this Agreement.

NOW, THEREFORE, in consideration of the mutual covenants and agreements contained herein and for good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Members and the Company agree as follows:

ARTICLE I

DEFINED TERMS

 1.1.           Certain Definitions.  As used in this Agreement, the following terms have the following meanings:

“Act” has the meaning set forth in Section 2.1.

“Affiliate” means, with respect to any Person, any other Person that directly or indirectly Controls, is Controlled by, or is under common Control with, such Person.

“Agreement” has the meaning set forth in the preamble.

“BFS” has the meaning set forth in Section 2.3.

“Business Day” means any day other than a Saturday, Sunday or a day on which commercial banks located in New York, New York are required or authorized by law to be closed.

“Capital Account” has the meaning set forth in Section 5.4(a).

“Capital Contribution” means, with respect to any Member, the total amount of cash or value of other property contributed to the Company by such Member pursuant to this Agreement; provided that the Managing Members shall determine in their reasonable discretion the value of any property other than cash contributed by any Member.

“Claims” has the meaning set forth in Section 12.2.

“Code” means the U.S. Internal Revenue Code of 1986, as amended, and the regulations promulgated thereunder.  Any reference to a section of the Code shall include a reference to any successor provision thereto.

“Company” has the meaning set forth in the preamble.

“Control” means the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of voting securities, by contract or otherwise, and “Controlled” has a correlative meaning.

“Corporate Opportunity” has the meaning set forth in Section 12.3(b).

“Covered Person” and “Covered Persons” shall have the meaning set forth in Section 12.1.

“Distribution” has the meaning set forth in Section 6.2(a).

“ERISA” means the U.S. Employee Retirement Income Security Act of 1974, as amended, and the regulations promulgated thereunder.  Any reference to a section of ERISA shall include a reference to any successor provision thereto.

“Event of Dissolution” has the meaning set forth in Article X.

“Exchange Act” means the U.S. Securities Exchange Act of 1934, as amended from time to time.

“Fiscal Year” has the meaning set forth in Section 7.4.

“GAAP” means U.S. generally accepted accounting principles in effect from time to time.

“Interests” shall have the meaning set forth in Section 3.2.

“Investment Company Act” means the U.S. Investment Company Act of 1940, as amended from time to time.

“JLL Fund V” has the meaning set forth in the preamble.

“JLL Member” has the meaning set forth in the preamble.

“Managing Members” means JLL Fund V and WP.

“Member” or “Members” has the meaning set forth in the preamble.

“Member Ratio” means, as of any date, with respect to each Member, the quotient obtained by dividing (a) the aggregate principal amount of Notes deemed to be owned by such Member as of such date, by (b) the aggregate principal amount of Notes held by the Company as of such date, as set forth on Schedule A hereto, as amended from time to time pursuant to the terms of this Agreement.

“Notes” has the meaning set forth in Section 2.12.

“Person” means any individual, partnership, corporation, limited liability company, unincorporated organization, trust or joint venture, or a governmental agency or political subdivision thereof.

“Regulation” has the meaning set forth in Section 3.10(d).

“Securities Act” means the U.S. Securities Act of 1933, as amended from time to time.

“Transfer” means, with respect to any security (including without limitation the Interests or Notes), (i) a transfer, sale, exchange, assignment, pledge, hypothecation or other encumbrance or disposition, including the grant of an option or other right, whether directly or indirectly, whether voluntarily, involuntarily or by operation of law, of such security or (ii) any dividend, distribution or other conveyance of such security by a Member to the limited partners, members, stockholders or other direct or indirect equity holders of such Member.  “Transferred” and “Transferee” each have a correlative meaning.

“Treasury Regulations” means the income tax regulations promulgated under the Code, as amended from time to time (including any successor regulations).

“WP” has the meaning set forth in the preamble.

“WP Members” has the meaning set forth in the preamble.

 1.2.           Other Interpretive Provisions.

(a)           The meanings of defined terms are equally applicable to the singular and plural forms thereof.

(b)           The words “hereof”, “herein”, “hereunder” and similar words refer to this Agreement as a whole and not to any particular provision of this Agreement; and any subsection, Section, Exhibit, Schedule and Annex references are to this Agreement unless otherwise specified.

(c)           The term “including” is not limiting and means “including without limitation.”

(d)           The captions and headings of this Agreement are for convenience of reference only and shall not affect the interpretation of this Agreement.

(e)           Whenever the context requires, any pronouns used herein shall include the corresponding masculine, feminine or neuter forms.

ARTICLE II

THE LIMITED LIABILITY COMPANY

 2.1.           Formation.  JLL Fund V previously formed the Company as a limited liability company pursuant to the provisions of the Delaware Limited Liability Company Act and any successor statute, as amended from time to time (the “Act”).  A certificate of formation for the Company has been filed in the Office of the Secretary of State of the State of Delaware in conformity with the Act.  Each of the Members shall execute or cause to be executed from time to time all other instruments, certificates, notices and documents and shall do or cause to be done all such acts and things (including keeping books and records and making publications or periodic filings) as may now or hereafter be required for the formation, valid existence and, when appropriate, termination of the Company as a limited liability company under the laws of the State of Delaware and as may be necessary in order to protect the liability of the Members as members under the laws of the State of Delaware.

 2.2.           Name.  The name of the Company shall be “JWP LLC,” and its business shall be carried on in such name with such variations and changes as the Managing Members shall determine or deem necessary to comply with requirements of the jurisdictions in which the Company’s operations are conducted.

 2.3.           Business Purpose.  The Company was formed for the purposes of (i) acquiring, holding and disposing of securities (including, without limitation, the Notes) of Builders FirstSource, Inc., a Delaware corporation (“BFS”), (ii) receiving dividends, interest, the return of principal or other passive type of income and gains in connection therewith and (iii) engaging in such activities in connection with the foregoing as the Managing Members deem necessary, advisable or incidental to the foregoing.

 2.4.           Registered Office and Agent.  The location of the registered office of the Company shall be Corporation Trust Center, 1209 Orange Street, Wilmington, Delaware 19801.  The Company’s Registered Agent at such address shall be The Corporation Trust Company.

 2.5.           Term.  The term of the Company commenced on the date of filing of the Certificate of Formation in the Office of the Secretary of State of the State of Delaware and shall continue until the Company is dissolved pursuant to Article X below.

 2.6.           Company Powers.  In furtherance of the business purpose specified in Section 2.3 and without limiting the generality of Section 4.1(a), the Company and the Managing Members, acting on behalf of the Company, shall be empowered to do or cause to be done any and all acts, subject to the provisions of Section 2.7, deemed by the Managing Members to be necessary or advisable in furtherance of the business purpose of the Company, including, without limitation, the power and authority:

(a)           to acquire, hold, manage, own, sell, transfer, convey, assign, exchange, pledge or otherwise dispose of the Company’s interest in securities (including, without limitation, the Notes) or any other investments made or other property held by the Company, including without limitation investments in capital stock, bonds, notes, debentures and other obligations, investment contracts, partnership interests, limited liability company interests, options, warrants and other securities;

(b)           to establish, have, maintain or close one or more offices within or without the State of Delaware and in connection therewith to rent or acquire office space and to engage personnel;

(c)           to open, maintain and close bank and brokerage accounts, including the power to draw checks or other orders for the payment of moneys, and to invest such funds as are temporarily not otherwise required for Company purposes;

(d)           to bring and defend actions and proceedings at law or in equity or before any governmental, administrative or other regulatory agency, body or commission;

(e)           to hire consultants, custodians, attorneys, accountants and such other agents, officers and employees of the Company as it may deem necessary or advisable, and to authorize each such agent and employee to act for and on behalf of the Company;

(f)           to make all elections, investigations, evaluations and decisions, binding the Company thereby, that may, in the sole judgment of the Managing Members, be necessary or appropriate for the acquisition, holding or disposition of securities by the Company;

(g)           to enter into, perform and carry out contracts and agreements of every kind necessary or incidental to the accomplishment of the Company’s business purpose, and to take or omit to take such other action in connection with the business of the Company as may be necessary or desirable to further the business purpose of the Company; and

(h)           to carry on any other activities necessary to, in connection with, or incidental to any of the foregoing or the Company’s business.

 2.7.           Limitation on Company Powers.  Notwithstanding any provision of this Agreement, the Company shall not be permitted to incur any indebtedness for borrowed money.

 2.8.           Unrelated Business Taxable Income.  The Company shall use its best efforts to conduct the business of the Company at all times in a manner that will not result in realization of unrelated business taxable income under Section 512(a) of the Internal Revenue Code of 1986, as amended.

 2.9.           United States Real Property Interests.  The Company shall not make any investment in an interest classified as a United States real property interest within the meaning of Section 897(c)(1) of the Internal Revenue Code of 1986, as amended.

 2.10.         Business Transactions of a Member with the Company.  In accordance with Section 18-107 of the Act, a Member may transact business with the Company and, subject to applicable law, shall have the same rights and obligations with respect to any such matter as a Person who is not a Member.

 2.11.         Principal Place of Business.  The principal place of business of the Company shall be at such location as the Managing Members may, from time to time, select.

 2.12.         Title to Notes.  JLL Fund V represents and warrants to WP that, as of the date of this Agreement, the Company owns $97,818,000 in aggregate principal amount of Second Priority Senior Secured Floating Rate Notes due 2012 issued by BFS (“Notes”).

 2.13.         Title to Company Property.  Legal title to all property of the Company shall be held and vested and conveyed in the name of the Company.  Other than with respect to the Notes and all securities received with respect thereto, no real or other property of the Company shall be deemed to be owned by any Member individually.  The Interests (as hereinafter defined) of the Members in the Company shall constitute personal property.

ARTICLE III

THE MEMBERS

 3.1.           The Members.  The name and address of each Member are set forth on Schedule A hereto, as such Schedule may be amended from time to time to reflect the admission of new Members and the Transfer of Interests or Notes, each as permitted by the terms of this Agreement.

 3.2.           Capital Structure.  The capital structure of the Company shall consist solely of common interests (the “Interests”).  The rights, powers, preferences, duties, liabilities and obligations of holders of the Interests shall be as set forth herein.  Each Member shall hold such number of Interests as shall equal, as of any date, the aggregate principal amount of Notes deemed to be owned by such Member pursuant to the provisions of Section 3.6 hereof.

 3.3.           Member Meetings.

(a)           Actions by the Members; Meetings.  The Members may vote, approve a matter or take any action by the vote of Members at a meeting, in person or by proxy, or without a meeting by the written consent of Members pursuant to subparagraph (b) below.  Meetings of the Members shall be held upon at least two (2) days’ prior written notice of the time and place of such meeting delivered to each holder of Interests.  Notice of any meeting may be waived by any Member before or after any meeting.  Meetings of the Members may be conducted in person or by conference telephone facilities.

(b)           Action by Written Consent.  Any action may be taken by the Members without a meeting if authorized by the written consent of the Members holding Interests sufficient to approve such action pursuant to the terms of this Agreement, provided that a copy of the action taken by written consent must be promptly sent to all Members not executing such written consent and filed with the records of the Company.

(c)           Quorum; Voting.  For any meeting of Members, the presence in person or by proxy of Members owning greater than 80% of the Member Ratio shall constitute a quorum for the transaction of any business.  Members shall have voting rights in the Company based upon their Member Ratio; provided, however, that, subject to Article XIII and Section 5.3 hereof, the approval of any matter submitted to a vote of the Members, including a vote on the dissolution of the Company as contemplated by Article X, shall require the affirmative vote of Members owning greater than 80% of the Member Ratio.

 3.4.           Liability of Members.  All debts, obligations and liabilities of the Company, whether arising in contract, tort or otherwise, shall be solely the debts, obligations and liabilities of the Company, and no Member shall be obligated personally for any such debt, obligation or liability of the Company solely by reason of being a Member.

 3.5.           Power to Bind the Company.  Except as contemplated by Section 3.6 and Section 3.7, no Member (acting in its capacity as such) shall have any authority to bind the Company to any third party with respect to any matter except pursuant to a resolution expressly authorizing such action which resolution is duly adopted by the Managing Members by the affirmative vote required for such matter pursuant to this Agreement.

 3.6.           Notes Held on Behalf of Members.  For purposes of this Agreement, each Member shall be deemed to own an aggregate principal amount of Notes equal to (w) $48,909,000, plus (x) the aggregate principal amount of any Notes acquired by the Company and deemed to be owned by such Member, plus (y) the aggregate principal amount of any Notes contributed to the Company by such Member, to the extent permitted by this Agreement, less (z) the aggregate principal amount of any Notes deemed to be owned by such Member that are Transferred by the Member in accordance with this Agreement; provided, however, that each Member shall also be deemed to own all securities received with respect to such Notes Transferred by exchange, conversion, or similar means; provided further that, with respect to such Notes, Members shall have only those rights set forth in this Agreement.  To the extent that Notes deemed to be owned by any Member are Transferred by the Company in accordance with this Agreement, the net proceeds of such Transfer shall be distributed to the Member on whose behalf such Notes are Transferred and each Member’s Member Ratio shall be adjusted based upon the aggregate principal amount of Notes deemed to be owned by each Member after giving effect to such Transfer.  In furtherance of the foregoing, for all purposes under this Agreement, a Member’s Membership Ratio shall be adjusted to take into account any Notes Transferred by the Company on such Member’s behalf such that, from and after any such Transfer, such Member’s Membership Ratio shall be equal to the ratio of (i) the aggregate principal amount of Notes held by the Company and deemed to be owned by such Member after giving effect to such Transfer to (ii) the aggregate principal amount of Notes held by the Company after giving effect to such Transfer.

 3.7.           Voting of Notes.  On any matter on which the Company is entitled to vote, the Company shall vote the aggregate principal amount of Notes held by it as directed by each Member in proportion to (i) such Member’s Member Ratio multiplied by (ii) the aggregate principal amount of Notes held by the Company.  The Company shall not vote any Notes held by the Company as to which it has not received instructions from the Member deemed to own such Notes.  In furtherance of the foregoing, promptly following receipt of notice of a matter on which it is entitled to vote, the Company shall deliver to each Member an irrevocable proxy, which shall be deemed to be coupled with an interest, to vote, on all matters submitted to a vote of the holders of Notes, an aggregate principal amount of Notes equal to the aggregate principal amount of Notes held by the Company on the record date for such vote multiplied by such Member’s Member Ratio on such date.  The Company shall also execute and deliver any such additional documents and instruments and perform such additional acts as may be necessary or appropriate to permit each Member to vote such Notes, express consent or dissent in respect thereof or otherwise effectuate and carry out the provisions of this Section 3.7 on behalf of the Company.

 3.8.           [Intentionally Omitted.]

 3.9.           [Intentionally Omitted.]

 3.10.         General Provisions Regarding Management Rights.  For so long as a Member directly or through one or more conduit subsidiaries owns any Interests in the Company, each Member will be entitled to the contractual management rights set forth in this Section 3.10.

(a)           Inspection and Access.  The Company shall (i) provide to each Member, true and correct copies of all documents, reports, financial data and other information as such Member may reasonably request and (ii) permit any authorized representatives designated by each Member to visit and inspect, during normal business hours, any of the properties of the Company, including its and their books of account, and to discuss its and their affairs, finances and accounts with its and their officers, all at such times as such Member may reasonably request.

(b)           Right of Consultation.  Representatives of each Member shall have the right to consult with and advise the management of the Company upon reasonable notice at reasonable times from time to time, on all matters relating to the operation of the Company.

(c)           Adjustment to Rights.

(i)           The aforementioned rights are intended to satisfy the requirement of management rights for purposes of qualifying each Member’s direct or indirect investment in the Company as a “venture capital investment” for purposes of United States Department of Labor Regulation ss.  2510.3-101 (the “Regulation”).  In the event that a Member’s counsel determines that the rights set forth herein are not satisfactory for such purpose, the Company and such Member shall reasonably cooperate in good faith to agree upon mutually satisfactory management rights that satisfy the Regulations.

(ii)           All rights granted pursuant to this Section 3.10 to a Member are in addition to the rights provided to such Member in its capacity as a holder of Interests and nothing set forth in this Section 3.10 shall be construed to limit, restrict or impair any claim, right or privilege available, or granted, to a Member pursuant to any other contractual arrangements with the Company or otherwise.

(iii)           In the event a Member Transfers all or any portion of its direct or indirect investment in the Company to an Affiliate that is intended to qualify as a “venture capital operating company” under the Regulation, such Affiliate shall be afforded the same rights with respect to the Company afforded to such Member hereunder.

(d)           Each Member shall notify the Company in writing at such time as such Member ceases to own any Interests in the Company.

ARTICLE IV

MANAGING MEMBERS

 4.1.           Management by Managing Members.

(a)           Subject to such matters which are expressly reserved hereunder or under the Act to the Members for decision, the business and affairs of the Company shall be managed by the Managing Members, which shall be responsible for policy setting, approving the overall direction of the Company, and making all decisions affecting the business and affairs of the Company, subject to the limitations set forth herein.  Notwithstanding anything to the contrary contained herein, in no event shall the Managing Members have the authority to cause the voting of any Notes held by the Company or cause the Transfer of any Notes (or securities received with respect thereto) held by the Company other than, in each such case, as directed by the Member deemed to own such Notes (or securities received with respect thereto) and otherwise in compliance with the terms of this Agreement.

(b)           All actions of the Managing Members shall require the affirmative vote of both Managing Members.

(c)           Each of WP and JLL Fund V shall remain a Managing Member until such time as it is no longer a Member or until it has resigned from the position of Managing Member.

 4.2.           Power to Bind Company.  No Member (acting in his capacity as such) shall have any authority to bind the Company to any third party with respect to any matter except pursuant to a resolution expressly authorizing such action which resolution is duly adopted by the Managing Members by the affirmative vote required for such matter pursuant to this Agreement.

 4.3.           Officers and Related Persons.  The Managing Members shall have the authority to appoint and terminate officers of the Company and retain and terminate employees, agents and consultants of the Company and to delegate such duties to any such officers, employees, agents and consultants as the Managing Members deem appropriate, including the power, acting individually or jointly, to represent and bind the Company in all matters, in accordance with the scope of their respective duties.

ARTICLE V

MEMBER RATIOS AND CAPITAL ACCOUNTS

 5.1.           Member Ratio.  Each Member shall have the Member Ratio set forth on Schedule A hereto, as adjusted from time to time pursuant to the terms of this Agreement.

 5.2.           Capital Contributions.  No Member shall be obligated to make Capital Contributions to the Company without the consent of such Member, nor shall any Member be entitled to make any Capital Contribution without the prior consent of the Managing Members.  The Company shall amend Schedule A to reflect the acquisition or disposition of any Interests by any Member and the making of any additional Capital Contributions by any Member and the issuance of any additional Interests.

 5.3.           Additional Members.  The Company shall not admit additional Members without the approval of each Member, provided, however, that, subject to the provisions of this Article V, the Company may admit one or more additional Members to the Company that have acquired Interests pursuant to a Transfer permitted by Section 8.1.  An additional Member shall execute a counterpart to this Agreement.  The Company shall amend Schedule A to reflect the admission of any additional Members.

 5.4.           Capital Accounts.

(a)           The Company shall maintain separate capital accounts (a “Capital Account”) for each Member.  Each Member’s Capital Account shall be equal to the amount set forth opposite such Member’s name on Schedule A.  Capital Accounts shall be maintained in accordance with the following provisions:

(i)           Each Member’s Capital Account shall be increased by the amount of such Member’s Capital Contributions, any Company income or gain allocated to such Member pursuant to Section 6.1(b), and the amount of any

Company liabilities assumed by such Member or secured by any Company assets distributed to such Member.

(ii)           Each Member’s Capital Account shall be decreased by the amount of cash and the gross fair market value (as determined by the Managing Members) of any other Company property distributed to such Member pursuant to any provision of this Agreement, any expenses or losses allocated to such Member pursuant to Section 6.1(b) (including the Member’s share of expenditures described in Treasury Regulation Section 1.704-1(b)(2)(iv)(i)) and the amount of any liabilities of such Member assumed by the Company.

(iii)           In the event all or any portion of a Member’s Interests are Transferred in accordance with the terms of this Agreement, the Transferee shall succeed to the Capital Account of such Member to the extent such Capital Account relates to the Transferred Interests.

(iv)           The foregoing provisions and the other provisions of this Agreement relating to the maintenance of Capital Accounts are intended to comply with Treasury Regulations issued under Section 704(b) of the Code and shall be interpreted and applied in a manner consistent with such Treasury Regulations.  The Managing Members shall be authorized to make appropriate amendments to the allocations of items pursuant to this Section 5.4 if necessary in order to comply with Section 704 of the Code or applicable Treasury Regulations thereunder; provided that no such change shall have an adverse effect upon the amount distributable to any Member pursuant to this Agreement.

 5.5.           Return of Capital.  Except upon the dissolution of the Company or as otherwise provided herein, no Member shall have the right to withdraw from the Company or to demand or to receive the return of all or any part of its Capital Account or its Capital Contributions.

 5.6.           No Interest on Capital Contribution or Capital Account.  No Member shall be paid interest on any of its Capital Contributions or on its Capital Account.

ARTICLE VI

ALLOCATIONS AND DISTRIBUTIONS

 6.1.           Allocations.

(a)           Calculation of Profits and Losses.  The profits and losses of the Company shall be determined for each Fiscal Year in accordance with GAAP.

(b)           Allocation of Profits and Losses.

(i)           Except as otherwise set forth in this Section 6.1(b), for Capital Account purposes, all items of income, gain, loss and deduction shall be allocated among the Members in a manner such that if the Company were dissolved, its affairs wound up and its assets distributed to the Members in accordance with their respective Capital Account balances immediately after making such allocation, such distributions would, as nearly as possible, be equal to the distributions that would be made pursuant to Section 6.2.

(ii)           For federal, state and local income tax purposes, items of income, gain, loss, deduction and credit shall be allocated to the Members in accordance with the allocations of the corresponding items for Capital Account purposes under this Section 6.1(b), except that items with respect to which there is a difference between tax and book basis will be allocated in accordance with Section 704(c) of the Code, the Treasury Regulations thereunder, and Treasury Regulations Section 1.704-1(b)(4)(i).

(iii)           Notwithstanding any provision of this Section 6.1(b), no item of deduction or loss shall be allocated to a Member to the extent the allocation would cause a negative balance in such Member’s Capital Account (after taking into account the adjustments, allocations and distributions described in Treasury Regulations Sections 1.704-1(b)(2)(ii)(d)(4), (5) and (6)) that exceeds the amount that such Member would be required to reimburse the Company pursuant to this Agreement or under applicable law.  In the event some but not all of the Members would have such excess Capital Account deficits as a consequence of such allocation of loss or deduction, the limitation set forth in this Section 6.1(b)(iii) shall be applied on a Member-by-Member basis so as to allocate the maximum permissible deduction or loss to each Member under Section 1.704-1(b)(2)(ii)(d) of the Treasury Regulations.  In the event any loss or deduction shall be specially allocated to a Member pursuant to the preceding sentence, an equal amount of income of the Company shall be specially allocated to such Member prior to any allocation pursuant to Section 6.1(b)(i).

(iv)           In the event any Member unexpectedly receives any adjustments, allocations, or distributions described in Treasury Regulations Sections 1.704-1(b)(2)(ii)(d)(4), (5) and (6), items of Company income and gain shall be specially allocated to such Member in an amount and manner sufficient to eliminate as quickly as possible any deficit balance in its Capital Account in excess of that permitted under Section 6.1(b)(iii) created by such adjustments, allocations or distributions.  Any special allocations of items of income or gain pursuant to this Section 6.1(b)(iv) shall be taken into account in computing subsequent allocations pursuant to this Section 6.1(b) so that the net amount of any items so allocated and all other items allocated to each Member pursuant to this Section 6.1(b) shall, to the extent possible, be equal to the net amount that would have been allocated to each such Member pursuant to the provisions of this Section 6.1(b) if such unexpected adjustments, allocations or distributions had not occurred.

(v)           In the event the Company incurs any nonrecourse liabilities, income and gain shall be allocated in accordance with the “minimum gain chargeback” provisions of Section 1.704-1(b)(4)(iv) and 1.704-2 of the Treasury Regulations.

(vi)           The Capital Accounts of the Members shall be adjusted in accordance with Treasury Regulations Section 1.704-1(b)(2)(iv)(f) to reflect the fair market value (as determined by the Managing Members in their good faith judgment) of Company property whenever Interests are relinquished to the Company, whenever an additional Member is admitted to the Company in accordance with Section 5.3, upon any termination of the Company within the meaning of Section 708 of the Code, and when the Company is liquidated pursuant to Article X, and shall be adjusted in accordance with Treasury Regulations Section 1.704-1(b)(2)(iv)(e) in the case of a distribution of any property (other than cash).

(vii)           All elections, decisions and other matters concerning the allocation of income, gains and losses among the Members, and accounting procedures, not specifically and expressly provided for by the terms of this Agreement, shall be determined by the Managing Members in good faith.

 6.2.           Distributions.

(a)           Except as otherwise expressly provided for herein (including pursuant to a Transfer contemplated by Section 8.2), distributions to the Members (each, a “Distribution”) shall be made at such times and in such amounts as the Members shall agree and, except as expressly set forth below, any such Distributions shall be made pro rata in accordance with the Members’ respective Member Ratios.  The Managing Members shall make Distributions to the Members as follows: (i) all interest, principal payments, other payments and non-cash distributions (including, without limitation, securities, evidence of indebtedness or other property) received by the Company in respect of the Notes shall be distributed by the Company to the Members in accordance with their respective Member Ratios as soon as practicable after receipt thereof by the Company; and (ii) the net proceeds received by the Company from the Transfer of any Notes held by the Company shall be distributed by the Company to the Member deemed to own such Notes as soon as practicable after receipt thereof by the Company.

(b)           All Distributions shall be made in the form received by the Company, unless the Members shall otherwise agree.  Distributions may be comprised of both cash and property, as applicable; provided that any such Distributions to the Members shall consist of the same relative composition of cash and/or property to each Member, except as otherwise expressly permitted herein.

 6.3.           Limitations on Distributions.  Notwithstanding any provision to the contrary contained in this Agreement, the Company shall not make a Distribution to any Member on account of its Interests if such Distribution would violate Section 18-607 of the Act or other applicable law.

ARTICLE VII

ACCOUNTS

 7.1.           Books.  The Managing Members shall cause to be maintained complete and accurate books of account of the Company’s affairs at the Company’s principal place of business.  Such books shall be kept on such method of accounting as the Managing Members shall select.  For purposes of the Company’s financial statements, the Company’s assets and liabilities and statements of operations and cash flows shall be prepared in conformity with generally accepted accounting principles.  The Company’s accounting period shall be as determined by the Managing Members.

 7.2.           Reports.  The books of account of the Company shall be closed after the close of each calendar year, and there shall be prepared and sent to each Member a statement of the profits and losses of the Company for that period and a statement of such Member’s distributive share of income and expense for income tax reporting purposes.

 7.3.           Federal Tax Matters.  The Tax Matters Member, which shall be considered the tax matters partner for purposes of Section 6231 of the Code, shall be designated from time to time by the Members owning greater than 80% of the Member Ratio.  The initial Tax Matters Member shall be JLL Fund V.  The Tax Matters Member shall cause to be prepared and shall sign all tax returns of the Company, which returns shall be reviewed in advance of filing by an independent certified public accountant and the other Members.  The Tax Matters Member may make any election which is available to the Company with the consent of the Members owning greater than 80% of the Member Ratio, and shall monitor any governmental tax authority in any audit that such authority may conduct of the Company’s books and records or other documents and promptly provide the other Members notices of each material development and event in respect of each such audit.

 7.4.           Fiscal Year.  The fiscal year of the Company (the “Fiscal Year”) for financial statement and U.S. federal income tax purposes shall be determined by the Managing Members.

ARTICLE VIII

TRANSFERS

 8.1.           Restriction on Transfers of Interests.

(a)           No Member may Transfer any or all of its Interests other than to an Affiliate of such Member in compliance with the terms of this Section 8.1.  Any Affiliate to which Interests are Transferred pursuant to this Article VIII shall remain an Affiliate of the Transferring Member at all times during which such Transferee holds the Transferred Interests.  In the event that an Affiliate to which Interests are Transferred pursuant to this Article VIII shall cease to be an Affiliate of the Member that Transferred the Interests to such Transferee, then the Transferee shall promptly arrange for the Transfer of the Interests held by such Transferee to a JLL Member or a WP Member, as applicable.  In the event of the Transfer of less than all of a

Member’s Interest, each Transferee of an Interest pursuant to this Section 8.1, together with its transferor, shall be deemed to be a single Member for purposes of Section 5.3 and Article XIII of this Agreement.

(b)           Any Transferee of Interests shall be required, at the time of and as a condition to such Transfer, to become a party to this Agreement by executing and delivering such documents as may be necessary, in the reasonable opinion of the Managing Members, to make such Person a party thereto, whereupon such Transferee will be treated as a Member for all purposes of this Agreement.  Such Transferee shall, among other things, provide to the Secretary of the Company the address of such Transferee to which notices hereunder shall be sent.  In addition, no Member shall be entitled to Transfer any Interests or any other rights under this Agreement (including to an Affiliate) at any time unless the Managing Members are reasonably satisfied that such Transfer would not:

(i)           violate the Securities Act or any state (or other jurisdiction) securities or “Blue Sky” laws applicable to the Company or the Interests;

(ii)           cause the Company to become subject to the registration requirements of the Investment Company Act;

(iii)           be a “prohibited transaction” under ERISA or the Code or cause all or any portion of the assets of the Company to constitute “plan assets” under ERISA or Section 4975 of the Code; and

(iv)           cause the Company to become a “publicly-traded partnership”, as such term is defined in Sections 469(k)(2) or 7704 of the Code.

(c)           Any purported Transfer of Interests other than in accordance with this Agreement shall be null and void ab initio, and the Company shall refuse to recognize any such Transfer for any purpose and shall not reflect in its records any change in record ownership of Interests pursuant to any such Transfer.

(d)           Any Member that proposes to Transfer Interests in accordance with the terms and conditions hereof shall be responsible for any expenses incurred by the Company in connection with such Transfer.

 8.2.           Transfers of Notes.

(a)           Any Member may cause the Company to Transfer any or all of the Notes (and all securities received with respect thereto and deemed to be owned by such Member) held by the Company on behalf of such Member, in one transaction or a series of transactions, including in a Transfer to such Member or an Affiliate of such Member; provided that any such Transfer complies with all applicable laws, including federal and state securities laws.  Any purported Transfer of Notes (or securities received with respect thereto) other than in accordance with this Agreement shall be null and void ab initio, and the Company shall refuse to recognize any such Transfer for any purpose.

(b)           If, at any time, a Transferring Member causes the Company to Transfer all of the Notes held by the Company on behalf of such Transferring Member, upon the effectiveness of such Transfer (i) the Transferring Member will no longer be deemed a Member under this Agreement and (ii) all Interests held by such Member shall be cancelled.

ARTICLE IX

[INTENTIONALLY OMITTED]

ARTICLE X

EVENTS OF DISSOLUTION

The Company shall be dissolved upon the occurrence of any of the following events (each, an “Event of Dissolution”):

(a)           Any Member requests dissolution; or

(b)           A judicial dissolution of the Company under Section 18-802 of the Act.

No other event, including the retirement, withdrawal, insolvency, liquidation, dissolution, insanity, resignation, expulsion, bankruptcy, death, incapacity or adjudication of incompetency of a Member, shall cause the existence of the Company to terminate.

ARTICLE XI

TERMINATION

 11.1.         Liquidation.  In the event that an Event of Dissolution shall occur, then the Company shall be liquidated and its affairs shall be wound up.  All proceeds from such liquidation shall be distributed in accordance with the provisions of Section 18-804 of the Act, and distributions to the Members shall be made in accordance with the positive balances in their respective Capital Accounts, after taking into account all adjustments for all periods.  All Interests in the Company shall be cancelled.

 11.2.         Final Accounting.  In the event of the dissolution of the Company, prior to any liquidation, a proper accounting shall be made to the Members from the date of the last previous accounting to the date of dissolution.

 11.3.         Distribution in Kind.  In the event the Managing Members determine in connection with the liquidation of the Company that a portion of the Company’s assets are best distributed in kind to the Members, then such assets shall be so distributed in kind to the Members on a pro rata basis in accordance with their relative Member Ratios.

 11.4.         Certificate of Cancellation.  Upon the completion of the winding up of the Company’s affairs and distribution of the Company’s assets, the Company shall be terminated and the Members shall cause the Company to execute and file a Certificate of Cancellation in accordance with Section 18-203 of the Act.

ARTICLE XII

EXCULPATION AND INDEMNIFICATION

 12.1.          Exculpation.  Notwithstanding any other provisions of this Agreement, whether express or implied, or obligation or duty at law or in equity, none of the Members, or any officers, directors, stockholders, partners, managers, members, employees, representatives or agents of any of the foregoing, nor any officer, employee, representative or agent of the Company or any of its Affiliates (individually, a “Covered Person” and, collectively, the “Covered Persons”) nor any former Covered Person shall be liable to the Company or any other Person for any act or omission (in relation to the Company, this Agreement, any related document or any transaction or investment contemplated hereby or thereby) taken or omitted in good faith by a Covered Person, in the absence of fraud, willful misconduct, or gross negligence, and in the reasonable belief that such act or omission is in or is not contrary to the best interests of the Company and is within the scope of authority granted to such Covered Person by this Agreement.

 12.2.         Indemnification.  To the fullest extent permitted by law, the Company shall indemnify and hold harmless each Covered Person and each former Covered Person from and against any and all losses, claims, demands, liabilities, expenses, judgments, fines, settlements and other amounts arising from any and all claims, demands, actions, suits or proceedings, civil, criminal, administrative or investigative (“Claims”), in which the Covered Person may be involved, or threatened to be involved, as a party or otherwise, by reason of its management of the affairs of the Company or which relates to or arises out of the Company or its property, business or affairs.  A Covered Person or former Covered Person shall not be entitled to indemnification under this Section 12.2 with respect to (i) any Claim with respect to which such Covered Person has engaged in fraud, willful misconduct, bad faith or gross negligence or (ii) any Claim initiated by such Covered Person unless such Claim (or part thereof) (A) was brought to enforce such Covered Person’s rights to indemnification hereunder or (B) was authorized or consented to by the Managing Members.  Expenses incurred by a Covered Person in defending any Claim shall be paid by the Company in advance of the final disposition of such Claim upon receipt by the Company of an undertaking by or on behalf of such Covered Person to repay such amount if it shall be ultimately determined that such Covered Person is not entitled to be indemnified by the Company as authorized by this Section 12.2.  Notwithstanding the foregoing, no Covered Person shall be indemnified by the Company in respect of any Claim by a Member of the Company.

 12.3.         Corporate Opportunity.

(a)           If a Member (or any of its officers, directors, agents, stockholders, members, partners, Affiliates or subsidiaries) acquires knowledge of a potential transaction or matter which may be a Corporate Opportunity or otherwise is then exploiting any Corporate Opportunity, the Company shall have no interest in such Corporate Opportunity and no expectancy that such Corporate Opportunity be offered to it, any such interest or expectancy being hereby renounced, so that such Person shall have no duty to present such Corporate Opportunity to the Company and shall have the right to hold any such Corporate Opportunity for its (and its officers’, directors’, agents’, stockholders’, members’, partners’, Affiliates’ or subsidiaries’) own account or to direct, sell, assign or transfer such Corporate Opportunity to Persons other than the Company.  Such Person shall not breach any fiduciary duty by reason of the fact that such Person does not present such Corporate Opportunity to the Company or pursues or acquires such Corporate Opportunity for itself or directs, sells, assigns or transfers such Corporate Opportunity to another Person.

(b)           For purposes of this Section 12.3, (i) the term the “Company” shall mean the Company and all corporations, partnerships, joint ventures, associations and other entities in which the Company beneficially owns (directly or indirectly) 50% or more of the outstanding voting stock, voting power, partnership interests or similar voting interests (other than BFS); and (ii) the term “Corporate Opportunity” shall mean an investment or business opportunity or prospective economic advantage in which the Company could, but for the provisions of this Section 12.3 have an interest or expectancy.

 12.4.         Amendments.  Any repeal or modification of this Article XII shall not adversely affect any rights of such Covered Person or any other person entitled to the protections of Section 12.3 pursuant to this Article XII, including the right to indemnification and to the advancement of expenses of a Covered Person existing at the time of such repeal or modification with respect to any acts or omissions occurring prior to such repeal or modification.

ARTICLE XIII

AMENDMENT TO AGREEMENT

This Agreement and the Certificate of Formation may only be amended, and the observance of any term hereof may be waived, with (and only with) the written consent of each Member.

ARTICLE XIV

GENERAL PROVISIONS

 14.1.         Notices.  Unless otherwise specifically provided in this Agreement, all notices and other communications required or permitted to be given hereunder shall be in writing and shall be (i) delivered by hand, (ii) delivered by a nationally recognized commercial overnight delivery service, (iii) mailed postage prepaid by first class mail in any such case directed or addressed to the respective addresses set forth on Schedule A hereto or (iv) transmitted by facsimile transmitted to:

If to JLL Fund V, to:	JLL Partners Fund V, LP
450 Lexington Avenue, 31st Floor

New York, New York 10017
Attention: Ramsey A. Frank
Fax: (212) 286-8626

with a copy to:	(which shall not constitute notice)
Skadden, Arps, Slate, Meagher & Flom LLP
One Rodney Square
P.O. Box 636
Wilmington, Delaware 19899-0636
Attention: Robert B. Pincus, Esq.
Fax: (302) 651-3001

If to WP, to:	Warburg Pincus Private Equity IX, L.P.
c/o Warburg Pincus LLC
450 Lexington Avenue
New York, NY 10017-3147
Attention: David Barr
Kevin Kruse
Fax: (212) 878-9100

with a copy to:	(which shall not constitute notice)
Willkie Farr & Gallagher LLP
787 Seventh Avenue
New York, N.Y. 10019-6099
Attention: Steven J. Gartner, Esq.
Mark A. Cognetti, Esq.
Fax: (212) 728-8111

If to the Company, to:	JWP LLC
c/o JLL Partners
450 Lexington Avenue, 31st Floor
New York, New York 10017
Attention: Ramsey A. Frank
Fax: (212) 286-8626

with a copy to:	(which shall not constitute notice)
Warburg Pincus Private Equity IX, L.P.
c/o Warburg Pincus LLC
450 Lexington Avenue
New York, NY 10017-3147
Attention: David Barr
Kevin Kruse
Fax: (212) 878-9100

Such notices shall be effective: (a) in the case of hand deliveries, when received; (b) in the case of an overnight delivery service, on the next Business Day after being placed in the possession of such delivery service, with delivery charges prepaid; (c) in the case of mail, five (5) days after deposit in the postal system, first class mail, postage prepaid; and (d) in the case of facsimile notices, when electronic indication of receipt is received.  Any party may change its address and telecopy number by written notice to the other parties given in accordance with this Section 14.1.

 14.2.         Entire Agreement, etc.  This Agreement constitutes the entire agreement between the parties hereto relating to the subject matter hereof and supersedes all prior contracts, agreements and understandings between them.  No course of prior dealings between the parties shall be relevant to supplement or explain any term used in this Agreement.  Acceptance or acquiescence in a course of performance rendered under this Agreement shall not be relevant to determine the meaning of this Agreement even though the accepting or the acquiescing party has knowledge of the nature of the performance and an opportunity for objection.  No provisions of this Agreement may be waived, amended or modified orally, but only by an instrument in writing executed by a duly authorized officer.  No waiver of any terms or conditions of this Agreement in one instance shall operate as a waiver of any other term or condition or as a waiver in any other instance.

 14.3.         Construction Principles.  As used in this Agreement words in any gender shall be deemed to include all other genders.  The singular shall be deemed to include the plural and vice versa.  The captions and article and section headings in this Agreement are inserted for convenience of reference only and are not intended to have significance for the interpretation of or construction of the provisions of this Agreement.

 14.4.         Counterparts.  This Agreement may be executed in two or more counterparts by the parties hereto, each of which when so executed will be an original, but all of which together will constitute one and the same instrument.

 14.5.         Severability.  If any provision of this Agreement is held to be invalid or unenforceable for any reason, such provision shall be ineffective to the extent of such invalidity or unenforceability; provided, however, that the remaining provisions will continue in full force without being impaired or invalidated in any way unless such invalid or unenforceable provision or clause shall be so significant as to materially affect the Members’ expectations regarding this Agreement.  Otherwise, the Members agree to replace any invalid or unenforceable provision with a valid provision which most closely approximates the intent and economic effect of the invalid or unenforceable provision.

 14.6.         Governing Law.  This Agreement shall be governed by and construed in accordance with the laws of the State of Delaware without regard to the principles of conflicts of laws thereof.

 14.7.         Binding Effect.  This Agreement shall be binding upon, and inure to the benefit of the Members.

 14.8.         Additional Documents and Acts.  Each Member agrees to execute and deliver such additional documents and instruments and to perform such additional acts as may be necessary or appropriate to effectuate, carry out and perform all of the terms, provisions, and conditions of this Agreement and of the transactions contemplated hereby.

 14.9.         No Third-Party Beneficiary.  Except with respect to Sections 12.1 and 12.2, this Agreement is made solely for the benefit of the parties hereto and no other Person shall have any rights, interest, or claims hereunder or otherwise be entitled to any benefits under or on account of this Agreement as a third-party beneficiary or otherwise.

 14.10.       Limited Liability Company.  The parties to this Agreement agree to form a Limited Liability Company and do not intend to form a partnership under the laws of the State of Delaware or any other laws; provided, however, that, to the extent permitted by U.S. law, the Company will be treated as a partnership for U.S. federal, state and local income tax purposes and as an “investment partnership” as defined in Section 731(c) of the Code.  The Members agree not to take, and cause the Company not to take, any action inconsistent with the Company’s classification as a partnership for U.S. federal income tax purposes and as an “investment partnership” as defined in Section 731(c) of the Code.

[SIGNATURE PAGE FOLLOWS]

IN WITNESS WHEREOF, each Member has duly executed this Agreement as of the day first above written.

JLL PARTNERS FUND V, L.P.

By: JLL Associates V, L.P., its general partner

By: JLL Associates, G.P. V, LLC, its general partner

By: /s/ Paul S. Levy
Name: Paul S. Levy
Title: Managing Member

WARBURG PINCUS PRIVATE EQUITY IX, L.P.

By: Warburg Pincus IX LLC, General Partner

By: Warburg Pincus Partners, LLC, Sole Member

By: Warburg Pincus & Co., Managing Member

By: /s/ Kevin Kruse
Name:
Title

Schedule A

Member	Capital Account	Interests	Member Ratio
JLL PARTNERS FUND V, L.P. 450 Lexington Avenue, 31st Floor New York, New York 10017	$48,909,000	48,909,000	50%
WARBURG PINCUS PRIVATE EQUITY IX, L.P. 450 Lexington Avenue New York, New York 10017-3147	$48,909,000	48,909,000	50%